2nd AMENDMENT TO

SUB-ADVISORY AGREEMENT

THIS 2nd AMENDMENT TO THE SUB-ADVISORY AGREEMENT, made this 1st day of April, 2026 (the “Amendment”), is between Lincoln Financial Investments Corporation (“LFI”), a Tennessee corporation and ClearBridge Investments, LLC (“ClearBridge”), a Delaware limited liability company.

WHEREAS, LFI currently serves as investment adviser to the Lincoln Variable Insurance Products Trust (the “Trust”);

WHEREAS, ClearBridge currently serves as sub-adviser to each of the series of the Trust noted in Schedule A hereto (each, a “Fund” and collectively, the “Funds”) pursuant to a written subadvisory agreement dated July 31, 2020, between LFI and ClearBridge (the “Agreement”);

WHEREAS, ClearBridge and LFI desire to amend the fee schedule (“Schedule A”) to the Agreement with respect to the Funds;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Schedule A shall be deleted and replaced with the attached Schedule A, effective as of October 1, 2025.

2.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

3.	This Amendment may be executed in two or more counterparts which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the day and year first above written.

LINCOLN FINANCIAL INVESTMENTS	CLEARBRIDGE INVESTMENTS, LLC
CORPORATION

By: /s/ Gordon Huellmantel	By: /s/ Nicole Tarallo
Name: Gordon Huellmantel	Name: Nicole Tarallo
Title: Senior Vice President	Title: Managing Director - Head of Client Service

SCHEDULE A

Funds and Fee Schedules

The Adviser shall compensate the Sub-Adviser for services rendered to a Fund at the specified annual rate for such Fund as follows and as set forth in the table below and otherwise in accordance with the terms of this Agreement, as either may be amended from time to time:

Fund	Sleeve	Fees payable on net assets of the Managed Portion	Effective Date

LVIP ClearBridge Franklin Select Large Cap Managed Volatility Fund	ClearBridge Appreciation Sleeve	[REDACTED]	May 3, 2024

LVIP ClearBridge Appreciation Fund	N/A	[REDACTED]	April 1, 2026

LVIP ClearBridge Dividend Strategy Fund	N/A	[REDACTED]	April 1, 2026

LVIP ClearBridge Large Cap Growth Fund	N/A	[REDACTED]	April 1, 2026

LVIP ClearBridge Large Cap Value Fund	N/A	[REDACTED]	April 1, 2026

Any such fee to the Sub-Adviser shall be payable in arrears for each month within 10 business days after the end of such month. If the Sub-Adviser shall serve for less than the whole of a month, the foregoing compensation shall be prorated.

The Managed Portion includes all funds and assets, including cash, cash accruals, additions, substitutions and alterations which are subject to advice by the Sub-Adviser. The Managed Portion excludes investments by the Managed Portion in investment vehicles or other instruments that pay an advisory fee to the Sub-Adviser or its affiliates.

The fee schedule for each Fund is based on the specific investment strategy of the Managed Portion for such Fund. Any deviation from the investment strategy for such Managed Portion described in the Investment Guidelines may result in a change in the specified fee for such Fund.